CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment


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Rodman & Renshaw

11th Annual Healthcare Conference

September 11, 2009

Forward Looking Statements


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Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment


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- **Medford, NY Based, FDA (PMA), USDA and ISO 13.485 certified manufacturer of proprietary point of care tests**
- **Growing base business of rapid tests for HIV marketed in the US and globally based on lateral flow technology**
- **New Product Pipeline Enabled by Patented Dual Path Platform (DPP®) Rapid, Point-of-Care-Testing (POCT) Platform**
- **24% 5-Year CAGR of Sales – Achieved Profitability in Q2-09 on $3.4MM Quarterly Revenues**


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Point of Care Single and Multiplex Test Development, Manufacturing, & Licensing

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Organization & Management Team



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Lawrence Siebert, President
Richard Larkin, CFO
Javan Esfandiari, Sr. VP R&D
Rick Bruce, VP Operations
Tom Ippolito, VP Reg., QA/QC
Sandy Speer, Dir. Client Serv.
Dr. Gary Meller, Director
Katherine Davis, Director

Total Employment Approx. 100



SG&A
7
Ops.
69
R&D
18
Reg. & Clinical
QA & QC
7

Regulatory Approvals Provide Access to Large, Diverse & Global POCT Markets


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U.S. Food and Drug Administration
CENTER FOR BIOLOGICS EVALUATION AND RESEARCH

Two FDA-Approved PMA's

USDA

USDA-Approved Facility & Product Licenses

ISO

ISO Certified for Global Markets

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Overview of Current Products & Revenue 2008




2008 Total Revenues $11,049,600
Other Revenues, $1,731,300 , 16%
HIV Tests US Market, $2,183,500 , 20%
DPP® Products, $126,000 , 1%
HIV Tests Intntl. Market, $7,008,800 , 63%

Overview of Current Products & Revenue YTD

Increases from U.S. Market, DPP® and R&D Contracts





Six Mos. Ended 6/30/09 - Total Revenues $5,919,100
Other Revenues, $1,106,800 , 19%
HIV Tests US Market, $2,004,900 , 34%
108% Increase YTD vs. 2008
DPP® Products, $415,800 , 7%
HIV Tests Intntl. Market, $2,391,600 , 40%

$6.7B Global Point of Care Test (POCT) Market




Worldwide Distribution of POCT
Sales (in $ Millions) and Worldwide Market Shares
Japan, $475, 8%
China, $194, 3%
Europe, $3,254, 52%
U.S. Decentralized Sites, Phys. Labs, Clinics, $591 , 9%
U.S.- Hospital Based, $1,772 , 28%

At 7% Projected Increases, even with Large Low-Growth Segments (e.g., Glucose), Global POCT Market is Fastest Growing Segment of $39.5B In-Vitro Diagnostics Market , Projected to Reach $8.8B by 2012

Source: Independent Market Research Report

POCT Market Drivers


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- Reduce Patient Stays and Costs, Improve Patient Outcomes with Prompt & Early Diagnosis
  - Improve Therapeutic Intervention
  - Prevent Needless Admissions
  - Simplify Testing Procedures to Reduce Testing Costs
  - Avoid Delays from Central Lab Batching
  - Eliminate Need for Return Visit (s)

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Estimated $2.2B U.S. POCT Market in 2008
Our Current and Planned Products Participate in Large & Growing US POCT Market Segments




Market Segments & Annual Sales
Near Term Growth Rates for Selected Markets
$ Millions
All Other Rapid Tests $425 27% Growth
Infectious Disease $153 17% Growth
HIV $92 15% Growth
Blood Glucose Monitoring, $393
Critical Care Blood Gas, $227
Electrolytes, $89
Coagulation, $188
Cardiac Markers, $254
Cholesterol, $150
Pregnancy Tests, $69
Hemoglobin Testing, $19
Urine Strips, $66
Fecal Occult Blood, $47
Drugs of Abuse, $36

Source: Independent Market Research Report

U.S. Market 2008-2012
Projected Number of POCTs





Number of POCTS in U.S. 2008-2012
Units in Millions
1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
856
961
1,081
1,216
1,529
Projected 79% Unit Increase 2008-2012
2008
2009
2010
2011
2012
YEAR

Source: Independent Market Research Report

Estimated Projected Annual Sales of U.S. POCTs 2008-2012


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($ Millions)
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$2,363
$2,529
$2,705
$2,895
$3,098
2008
2009
2010
2011
2012
YEAR
Unit Growth of 79% on Sales Growth of 31% Creating Opportunity for Multiplexed Products
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Source: Independent Market Research Report

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Products & Pipeline


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	R&D	Pre-Clinical	Validation	Clinical Testing	Commercial Product(s)	Est. US Mkt Size	# of U.S. Compet.
HIV and Other Lateral Flow Rapid Tests; Contract R&D	CEMI lateral flow product revenues of $5.0 MM @6/30 YTD include $2MM in U.S. rapid HIV tests					$15MM (blood)	1
DPP® Product Pipeline							
3 OEM Products for Brazil MOH					Est. $12MM Min. Purchases 2009-2012	NA	n/a
HIV Oral Fluid						$35 MM (oral fluid)	1
Syphilis Screen & Confirm						$50 MM	0
Hepatitis -C (HCV) & Combo HIV/HCV						$50 MM	0
Influenza						$250 MM	6
Global Health Products					Donor Funded Demand		n/a

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

FDA Approved Rapid HIV Tests



- 108% US Market Revenue Growth YTD
  - Estimated 10-15% Market Share
  - Gains Based Upon Competitive Features & Increasing Adoption of CDC Recommendations for Routine HIV Testing
- Competitive Features
  - CLIA Waived
  - Two Formats
  - 99.7% Sensitivity; 99.9% Specificity
  - Proprietary Formulation Enables 24 Month Stability
  - Strong Marketing Partner


Clearview HIV 1/2 STAT-PAK
Clearview COMPLETE HIV 1/2
Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Inverness Medical Innovations, Inc.
inverness medical innovations

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Chembio's Rapid HIV Tests are Distributed Globally



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HIV 1/2 STAT-PAK™
Dipstick Rapid Assay
plasma or whole blood
CHEMBIO DIAGNOSTIC SYSTEMS, INC.
This product not approved for use in the U.S.
HIV 1/2 STAT-PAK®
Rapid Assay
A rapid qualitative screening assay for the detection of antibodies to HIV 1 & 2 in human serum, plasma or whole blood
Convenient and Cost Effective
• Ideally suited for field and point-of-care testing
• Minimal sample size (5µl) – fingerstick or venous whole blood, serum or plasma
CHEMBIO DIAGNOSTIC SYSTEMS, INC.
SURE CHECK® HIV
Collect • Process • Analyze
3 in 1
• Sample collection, processing and analysisin one device
• Individually packaged for use as needed
• Fingerstick sample
• Uses only 3µl of whole blood
• On-site results in minutes
• Room temperature storage

- Approved for Procurements by UN,WHO, CDC/USAID (PEPFAR)
- Registered/Approved in several countries in South America, Asia, and Africa
- CE Mark Pending

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

DPP® DUAL PATH PLATFORM

KEY DESIGN AND PERFORMANCE ADVANTAGES vs. LATERAL FLOW



- Independent Sample Flow Path Enables Improved Sensitivity & Use of More Challenging Sample Types
- Improved Multiplexing Facilitated by Direct Binding, Uniform Delivery of Samples
- US Patent #7,189,522. Patent Protection Pending Worldwide


DPP®


Absorbent pad
Control line
Capture line
Nitrocellulose
Backing
Pressure sensitive adhesive
Conjugate pad
Sample pad
Lateral Flow

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

DPP® HIV 1/2 Screen Assay



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- Designed for Use with Oral Fluid & Blood
- $50MM/5MM Unit US Market Growing 15-20%/Year
- Opportunity to Gain Market Share from Sole Competitor
- US Clinical Trials Commencing Q4 2009



DPP® HIV 1/2
SCREEN ASSAY
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
A Rapid Qualitative Screening Assay
for the Detection of Antibodies to HIV 1/2 in
Oral Fluids, Whole Blood (Venous or Finger-stick),
Serum or Plasma
Running Buffer
Sample Buffer
Oral Fluid Swab
Sample Loop
2
Buffer
DPP® HIV 1/2
Oral Fluid, Blood, Serum, Plasma
T C
ID
1
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+
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CHEMBIO

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

DPP® Syphilis Screen & Confirm



- First POCT For Syphilis In US
- Provides Better Indication Of Active Disease
- Enables Confirmation & Treatment At POC
- Pre-natal Testing
- Comparable To US HIV Market Dynamic
- FDA Pre-IDE Submitted Q3



DPP® SYPHILIS
SCREEN & CONFIRM
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
The Only Assay to Detect Both Disease Markers Simply at the Point of Care
A rapid assay for the detection of non-treponemal and treponemal antibodies to syphilis in whole blood (venous or fingerstick), serum or plasma
FDA Clearance & CLIA waiver anticipated 2010
No Return Visits for 2nd Test Needed
Enables treatment at Point of Care
Optional Portable Reader Available
2
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1 Trep
2 Non-trep
C
ID
1
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CHEMBIO

Developed in collaboration with the U.S. Centers for Disease Control

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Hepatitis-C (HCV) & HIV/HCV Comb.



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- Estimated 3MM HCV Infections in US
  - Only 22% Diagnosed
  - 25% Co-infection with HIV
  - Major Cause of Liver Disease
  - New therapeutics from Vertex, etc. will drive demand for Dx
- No HCV Point of Care Test in US
- Chembio Participating in Pre-Clinical CDC Study with both prototypes



DPP® HCV & HIV 1/2
Oral Fluid, Blood, Serum, Plasma
2
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1 2 C
HCV HIV
ID
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Oral Fluid, Blood, Serum, Plasma
2
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ID
1
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CHEMBIO
DIAGNOSTIC SYSTEMS, INC.

INFLUENZA

MULTIPLEX ANTIGEN & IMMUNITY TESTS



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- Current Lateral Flow Rapid Tests Need Improvement
- Initial Data Show Improved Performance with DPP®
- Multiplex Immune Status Serology Test H1N1 Project



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FLU A
FLU B
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H5N1/H3N2/H13N9
Immuno-Status
Antibody Assay
2
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1 2 3 C
H13N9 H3N2 H5N1
ID
1
Sample + Buffer
CHEMBIO DIAGNOSTIC SYSTEMS, INC.

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

DPP® Global Health Products


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- Five Band POC HIV Confirmatory Test Being Launched in Brazil
- Three Year $3MM NIH SBIR Phase II Grant for Human Leptospirosis


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DPP® Point of Care Test	Collaborating Organization
Tuberculosis	FIND
Malaria	FIND
HIV 1/2 Confirmatory Test	FIOCRUZ
Neglected Diseases: Leishmaniasis, Chagas, Leptospirosis, Leprosy	IDRI, NIH, FIOCRUZ

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Portable Readers with DPP®


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- Hand Held & Desktop Models
- Sharper Test Results with DPP® improve reader performance
- Eliminates Interpretation Errors
- Multiplex Test Results recorded and printed
- USB connection for Data export. A/C and Rechargeable Battery Power


INSERT DEVICE
CHEMBIO


DPP™ Reader
T1 POS
T2 NEG
Reflectance
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
T1 POS
T2 POS
T1 POS
T2 NEG
T1 NEG
T2 POS
T1 NEG
T2 NEG
TEST
INVALID

Specialty Veterinary Products



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- Companion Animals
  - Canine Leishmaniasis - Brazil
- Research Laboratory Applications
- Veterinary TB
  - Two USDA Approved
  - Cervid TB Pending USDA Approval



VetTB STAT-PAK™
A family of tests for the rapid and accurate detection of TB
CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment
CervidTB STAT-PAK® Assay*
Accurate Detection of Tuberculosis (TB) in Cervids in < 20 Minutes
Use Chembio's CervidTB STAT-PAK, a rapid and convenient animal side test for the detection of TB antibodies
Chembio's CervidTB STAT-PAK; a significant improvement in cervid TB testing
Rapid and Reliable Results
Easy Testing and Early Detection
Convenient and Cost Effective Process

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Selected Comparative Historical Financial Results
2008 v. 2009YTD


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	For the Years Ended			
$(000s)	2008	2007	2006	2005
Total Revenues	$11,050	$9,231	$6,503	$3,941
Cost of sales	7,198	6,435	4,894	2,996
Gross Profit	3,852	2,796	1,609	945
	34.9%	30.3%	24.7%	24.0%
R&D Expense	2,605	1,907	1,402	1,365
SG&A Expense	3,317	3,765	4,787	2,878
Operating Income (Loss)	(2,071)	(2,876)	(4,580)	(3,298)
Other Inc. (Expense)	122	249	(415)	46
Net Income (Loss) - Stkhldrs	(1,949)	(2,627)	(4,995)	(3,252)
Pref. Stock Expenses	-	5,645	3,210	3,517
Net Loss	($1,949)	($8,272)	($8,205)	($6,769)
Net Income (Loss) - per Share	($0.03)	($0.57)	($0.80)	($0.88)
Avg. No. Shares (Millions)	61.267	14.608	10.293	7.705
Working capital	$1,664	$3,229	$5,113	$4,708
Total assets	5,915	6,585	7,907	7,075
Total liabilities	3,338	2,322	2,297	1,964
Equity (Deficit)	2,577	4,263	(940)	1,053

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Selected Comparative Historical Financial Results 2005-2008


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	Three Mos Ended		Six Mos Ended	
$(000s)	6/30/09	6/30/08	6/30/09	6/30/08
Total Revenues	$3,374	$2,718	$5,919	$5,083
Cost of sales	2,012	1,706	3,558	3,238
Gross Profit	1,362	1,012	2,361	1,845
	40.4%	37.2%	39.9%	36.3%
R&D Expense	703	567	1,350	1,194
SG&A Expense	542	810	1,218	1,828
Operating Income (Loss)	117	(365)	(208)	(1,177)
Other Inc. (Expense)	(7)	2	(7)	16
Net Income (Loss) - Stkhldrs	110	(363)	(215)	(1,161)
Pref. Stock Expenses	-	-	-	-
Net Income (Loss)	$110	($363)	($215)	($1,161)
Net Income (Loss) - per Share	$0	($0)	($0)	($0)
Avg. No. Shares (Millions)	61.945	60.616	61.945	60.577
Working capital	$1,601	$1,827	$1,601	$1,827
Total assets	6,167	6,219	6,167	6,219
Total liabilities	3,714	2,894	3,714	2,894
Equity (Deficit)	2,453	3,325	2,453	3,325

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Selected Balance Sheet Data


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($000s)

Balance Sheet Data	June '09	Dec. '08
Cash	$1,859	$1,212
Accts. Receivable	611	809
Inventories	1,653	1,819
Other Current Assets	247	225
Total Current Assets	4,370	4,066
Net Fixed Assets	704	881
Other Assets	1,093	968
Total Assets	$6,167	$5,915
Total Current Liab.	$2,769	$2,402
Total Other Liab.	945	936
Total Liabilities	3,714	3,338
Total Equity	2,453	2,577
Total Liabilities & Shareholders Equity	$6,167	$5,915
Working capital	$1,601	$1,664

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

Selected Share Data



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Ticker Symbol	CEMI	
Price 8/31/09	$0.18	
52 Week High	$0.21	
52 Week Low	$0.08	
Common Stock Held by Management	8.8MM	
Total Issued & Outstanding Shares	61.9MM	
Market Capitalization	11.1MM	
Average Volume (3 Mos)	59,000	
		Avg. Exerc. Price
Options	5.7MM	$0.16
Warrants		
Expire 1/28/2010	5.0MM	$0.47
Expire 10/5/2011	2.6MM	$0.48
Expire 2/5/2012	0.1MM	$0.81

CHEMBIO DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment


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CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment

www.chembio.com

CHEMBIO
DIAGNOSTIC SYSTEMS, INC.
Rapid Tests for Earlier Treatment